Exhibit 10.32

October 5, 2020

Greg Mark (via e-mail)

Dear Greg:

Consistent with previous discussions with you, the investor directors and the independent directors of the Board of Directors (the “Board”) of Markforged, Inc. (“Markforged” or the “Company”) will be transitioning your role from Chief Executive Officer to Chairman (“Chairman”). The Board believes that you are indispensable and integral to building a highly valuable Company, and in your new role as Chairman you will continue to spearhead the success of the Company in the years to come. We have prepared the following offer with this intent and we ask for your whole-hearted commitment to next phase of the Company you created and all of us want to see enormously successful.

Effective on a date to be determined by the Board after consultation with you (the “Transition Date”), you will be deemed to have resigned as Chief Executive Officer of the Company and transition to the role of Chairman. The public announcement regarding such transition will happen in the near term on a date that is determined by the Board. You agree not to communicate about this decision to anyone other than the Board, your professional advisors and/or your immediate family until after the public announcement has been made.

The Board values your significant contributions to the Company’s growth and is excited to continue working with you in this new role. The terms and conditions of your continued employment with the Company are set forth below in this offer letter.

1.             Position: As of the Transition Date, you will continue to be a W-2 employee of the Company. In your role as Chairman, your responsibilities are anticipated to include those that are typical of a Chairman of a late-stage venture or public company Chairman of the Board in addition to being an important driver of the Company’s strategic vision, public messaging, investor relations and related activities. You will be required to work cooperatively with the Company’s executives, including the new Chief Executive Officer (the “New CEO”). Your responsibilities and duties may change over time in the Board’s discretion. This is a full-time, exempt at-will position and you will report to the Board. While you render services to the Company, you agree that you will not engage in any other employment, consulting or other business activity without the written consent of the Board.

2.             Cash Compensation: Your initial target annual compensation will be $700,000.00 per year, split between base salary and bonus. Your base salary will initially be paid at the rate of $500,000 per year, and your target annual bonus will be $200,000; provided, however, that the Board may elect to change the division between your base salary and target annual bonus; provided further, that any such change must be consistent with changes made to the New CEO’s compensation with respect to the division of base salary and target bonus.

Your base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for executive officers.

The target annual bonus in effect at any given time is referred to herein as the “Target Bonus.” The actual amount of the annual bonus, if any, shall be determined in the sole discretion of the Board or the Compensation Committee of the Board, subject to the terms of any applicable incentive compensation plan that may be in effect from time to time. Except as provided in Section 5(b) below or as may be provided by the Board or the Compensation Committee, you must be employed by the Company on the date the bonus is paid in order to earn or receive any bonus. Any bonus related to work performed in 2020 shall be paid on a prorated basis according to the terms of your employment in effect prior to the Transition Date and the new Base Salary and Target Bonus that become effective on the Transition Date.

3.            Stock Option: Subject to customary approval by the Board, the Company shall grant you a stock option under the Company’s 2013 Stock Incentive Plan (the “Plan”) to purchase 421,972 shares of common stock (currently 0.25% of the fully-diluted shares outstanding) at a price per share equal to the fair market value established at the time of Board approval (the “Option”). The Option will be an incentive stock option subject to IRS limitations. 25% of the shares underlying the Option will vest on the first anniversary of the Transition Date, and the remaining shares will vest in 36 equal monthly installments thereafter over a total vesting period of four years, provided that you remain an employee of the Company on each such vesting date. The Option will be subject to the terms of the Plan and subject to and contingent upon your execution of a stock option agreement (the “Stock Option Agreement”, together with the Plan, the “Equity Documents”). The Stock Option Agreement shall expressly provide that, following the termination of your employment for any reason other than for Cause (as defined below), the shares underlying the Option may be exercised, to the extent then vested, for a period of one year following the date of termination (but no later than the expiration date of the Option). Notwithstanding anything to the contrary in the Equity Documents, if after the consummation of a Change of Control Transaction (as defined below), you are terminated without Cause (as defined below), then 100% of the then unvested shares underlying the Option shall become vested.

4.            Stock Repurchase and Sale: The Company will repurchase 526,061 of our common shares at a price per share of $4.7523. The repurchase will follow the schedule below:

(a)	The Company will repurchase 263,031 shares within two weeks of the execution of this agreement; and,

(b)	The Company will repurchase the remaining shares 263,030 shares within two weeks of executing of a letter of intent with the sponsor to the possible acquisition of the Company by a special purpose entity (the “SPAC Transaction”).

You will also be permitted to sell up to an additional 315,637 shares of Markforged common stock to a third-party buyer at a price per share of $4.7523. The Company and preferred investors agree to waive relevant rights (rights of first refusal, tag-along, etc.) in order to facilitate this sale for you.

5.            Severance Upon a Qualifying Termination: If you have a Qualifying Termination and you satisfy the Release Requirement, the Company shall pay or otherwise provide the following to you:

(a)	The Company shall pay you on regular payroll dates for the Severance Period at the rate of your Base Salary on the date of termination (the “Severance Pay”); provided that (i) the Company may commence payments of Severance Pay at any time within 60 days after the date of termination; (ii) if such sixty (60) day period crosses two calendar years, payments of the Severance Pay shall commence in the second calendar year; and (iii) the initial payment of the Severance Pay shall include a catch-up payment for the period between the date of termination and the beginning of the payroll period applicable to the first payroll date. You shall promptly notify the Company if you secure Other Employment and you shall respond fully to any reasonable inquiries by the Company that relate to its rights to cease Severance Pay in the event you commence Other Employment. The Severance Pay will be subject to tax and other withholdings as required by law. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

(b)	If your Qualifying Termination occurs between the end of a calendar year and the date of payouts of bonuses for such calendar year, the Company shall pay you the bonus for such recently completed calendar year. If the Company has determined such bonus level before the Qualifying Termination, the bonus shall be paid in such amount. If the Company has not determined such bonus level before the Qualifying Termination, the Company shall determine such bonus level in good faith and pay such amount upon determination.

For the avoidance of doubt, each of the foregoing is subject to your satisfaction of the Release Requirement.

6.            Liquidity: We understand achieving liquidity in the SPAC Transaction is something you would like to seek. The Board will reasonably support your effort to sell up to 10.0% of your holdings in the SPAC Transaction but note that the sponsor of the SPAC Transaction and key investors of the SPAC Transaction will dictate the possibility of this occurring.

7.            Definitions:

(a)           “Cause” means any of the following: (i) conduct by you constituting an act of misconduct in connection with the performance of your duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by you of (A) any felony or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) any conduct by you that would reasonably be expected to result in injury or reputational harm to the Company or any of its subsidiaries and affiliates if you were retained in your position; (iv) continued non-performance by you of your duties hereunder (other than by reason of your physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such non-performance from the Board; (v) a breach by you of any of the provisions of the Non-Competition and Non-Solicitation Agreement between you and the Company dated November 1, 2013 (the “Non-Competition and Non-Solicitation Agreement”) or the Confidentiality and Intellectual Property Assignment Agreement dated November 1, 2013 (the “Confidentiality Agreement”); (vi) a violation by you of the Company’s written employment policies; or (vii) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

(b)           “Change in Control Transaction” means (i) the consolidation or merger of the Company into or with any other entity or entities (except a consolidation or merger into a subsidiary or merger in which the Company is the surviving corporation and the holders of the Company’s voting stock outstanding immediately prior to the transaction constitute not less than the holders of a majority of the voting stock of the surviving, successor or parent entity (as applicable) outstanding immediately following the transaction); (ii) the sale, transfer or exclusive license by the Company of all or substantially all of its assets; or (iii) the sale, exchange or transfer by the Company’s stockholders, in a single transaction or series of related transactions, of capital stock representing a majority of the voting power at elections of directors of the Company (other than a transaction or series of transactions in which the Company is the surviving entity and the holders of the Company’s voting stock outstanding immediately prior to such transaction or series of transactions constitute the holders of a majority of the voting stock outstanding immediately following such transaction or series of transactions and specifically excluding a direct issuance of the securities by the Company where the principal business purpose is financing).

(c)            “Continuing Obligations” means your obligations pursuant to the Non-Competition and Non-Solicitation Agreement, the Confidentiality Agreement and any other agreement relating to confidentiality, assignment of inventions, or other restrictive covenants.

(d)            “Good Reason” means that you have complied with the Good Reason Process (hereinafter defined) following the occurrence of any of the following events: (i) a material diminution in your Base Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; (ii) a material change in the principal geographic location at which you are required to provide services to the Company; or (iv) the material breach of this Agreement by the Company.

(e)            “Good Reason Process” means that (i) you reasonably determine in good faith that a “Good Reason” condition has occurred; (ii) you notify the Company in writing of the first occurrence of the Good Reason condition within 30 days of the first occurrence of such condition; (iii) you cooperate in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) you terminate your employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(f)             “Other Employment” means employment on a more than half-time basis. For these purposes, any service as an “employee” within the meaning of M.G.L. c. 149, § 148B shall be considered to be “employment.”

(g)            “Qualifying Termination” means a termination of your employment by the Company without Cause or a resignation by you for Good Reason.

(h)            “Release Requirement” means the requirement that, as a condition of receiving the payments set forth in Section 5 following a Qualifying Termination, (i) you sign a separation agreement in the form proposed by the Company that will include, without limitation, a release of legal claims and a non-disparagement obligation and will provide that all payments of Severance Pay shall immediately cease if you breach any of your Continuing Obligations, and (ii) the separation agreement becomes irrevocable within 60 days after the date of termination or such short period as set forth in the separation agreement.

(i)             “Severance Period” means the period immediately following the date of termination of employment until the earlier of (i) twelve months from the date of termination or (ii) the date immediately before you commence Other Employment.

8.             Section 409A: Each payment pursuant to the terms of this Agreement shall be considered a separate payment for purposes of Internal Revenue Code Section 409A (“Section 409A”). A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amount or benefit upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” (within the meaning of Section 409A) on the date of your separation from service, then any payments or benefits that otherwise would be payable pursuant to the terms of this Agreement within the first six (6) months following your separation from service (the “409A Suspension Period”), shall instead be paid in a lump sum within 14 days after the end of the six (6) month period following your separation from service, or your death, if sooner, but only to the extent that such payments or benefits provide for the “deferral of compensation” within the meaning of Section 409A, after application of the exemptions provided in Sections 1.409A-1(b)(4) and 1.409A-1(b)(9)(ii)-(v) thereof. After the 409A Suspension Period, you will receive any remaining payments and benefits due in accordance with the terms of this letter (as if there had not been any suspension beforehand). The Company will cooperate with you in making any amendments to this letter that you reasonably request to avoid the imposition of taxes or penalties under Section 409A of the Code provided that such changes do not provide you with additional benefits (other than de minimis benefits) under this terms of this letter.

9.             Cooperation: During and after your employment, you shall cooperate with the Company in (i) the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while you were employed by the Company, provided the Board will make reasonable good faith efforts to limit your future involvement in litigation matters to the extent it is able to do so consistent with its fiduciary duties to the Company; and (ii) the investigation, whether internal or external, of any matters about which the Company believes you may have knowledge or information; or (iii) any other matters that the Board reasonably determines you have knowledge or information about based on your employment with the Company.

10.           Withholding; Tax Effect: All payments made by the Company to you under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law. Nothing in this Agreement shall be construed to require the Company to make any payments to compensate you for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

11.           Legal Fees Reimbursement: We will reimburse your out of pocket legal fees as it relates to your transition to the Chairman role up to $20,000.00. This will be an expense reimbursement by the Company and subject to standard Company policies.

12.           Jurisdiction: You and the Company hereby consent to the jurisdiction of the state and federal courts of the Commonwealth of Massachusetts. Accordingly, with respect to any such court action, you (a) submit to the exclusive personal jurisdiction of such courts; (b) consent to service of process; and (c) waive any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

13.           Integration: This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter, provided by signing below you acknowledge and agree that Non-Competition and Non-Solicitation Agreement and the Confidentiality Agreement remain in full force and effect. Further, any agreements you entered into with respect to your equity interests in the Company, including any Investor Agreements (including, without limitation, the Third Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of March 13, 2019, the Third Amended and Restated Voting Agreement dated as of March 13, 2019, the Third Amended and Restated Investors’ Rights Agreement dated as of March 13, 2019 and the Second Amended and Restated Founder Stock Restriction Agreement dated as of May 7, 2014), shall not be affected by this Agreement.

14.           Waiver; Amendment: No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach. This Agreement may be amended or modified only by a written instrument signed by you and by a duly authorized member of the Board of Directors (other than you).

15.           Governing Law: This is a Massachusetts contract and shall be construed under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without giving effect to the conflict of laws principles thereof. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the First Circuit.

16.           Successors and Assigns: Neither you nor the Company may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without your consent to any affiliate or to any person or entity with whom the Company shall hereafter effect a reorganization or consolidation, into which the Company merges or to whom it transfers all or substantially all of its properties or assets; provided further that if you remain employed or become employed by the Company, the purchaser or any of their affiliates in connection with any such transaction, then you shall not be entitled to any payments pursuant to Section 5 of this Agreement solely as a result of such transaction. This Agreement shall inure to the benefit of and be binding upon you and the Company, and each of your and the Company’s respective successors, executors, administrators, heirs and permitted assigns. In the event of your death after your termination of employment but prior to the completion by the Company of all payments due to you under this Agreement, the Company shall continue such payments to your beneficiary designated in writing to the Company prior to your death (or to your estate, if the you fail to make such designation).

17.           Counterparts: This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

We hope that you will accept this offer to become the Chairman and play a critical role in the continued success of Markforged, a Company which was built on the back of your relentless hard work. You may indicate your agreement with these terms and accept this offer by signing and dating the electronic copy of this offer letter. This offer will expire at 5pm EDT on October 5, 2020.

We look forward to continuing to work with you. Should you have any questions, please to do hesitate to contact me.

Sincerely,

/s/ Paul Milbury

Paul Milbury,

Board Representative

Accepted by:

/s/ Greg Mark

Greg Mark